Filed by Aegerion Pharmaceuticals, Inc.

pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aegerion Pharmaceuticals, Inc.

Commission File No. 001-34921

Hi everyone,

As everyone is aware by now, Aegerion and QLT Inc. announced last week that they have entered into a definitive merger agreement under which Aegerion will be merged with a wholly owned indirect subsidiary of QLT, which is planned to be renamed Novelion Therapeutics upon the closing. The announcement generated quite a lot of media interest, and many of you may have seen coverage in our local Boston Globe and Boston Business Journal. If you’re interested, additional coverage may be found in well-read trade journals: BioWorld Today, BioCentury, Scrip World Pharmaceutical News, and Genetic Engineering News. The first three of these require subscriptions, so if would like to read these articles, please see Amanda for the articles. Other outlets that covered the news that do not require subscriptions include Xconomy (a popular on-line outlet focused on the business of technology and biotechnology companies in Boston, San Francisco and other industry hubs), Market Watch, Reuters, Benzinga (a blog designed to provide individual investors with insight into market-moving news), Fierce Biotech and two Canadian dailies: Globe and Mail and Vancouver Sun.

The Boston Globe piece is particularly comprehensive, as their reporter, Robert Weisman, and I were able to speak after the announcement was made. This allowed me to explain to Rob how this merger fits into our larger Roadmap by bolstering our pipeline and thus our future revenue potential, and improving our cash position.

Should you have questions about any of the articles that you’ve read, I’d encourage you to reach out to Amanda.

Also, should any reporters reach out to you to seek comment, please direct these inquiries to Amanda as well. It is not unusual for reporters to seek out employees in order to gain insight into a significant corporate announcement. It is especially important at these times of significant change that only designated company spokespeople respond.

Sincerely,

Mary T. Szela Chief Executive Officer Aegerion Pharmaceuticals|One Main St, Suite 800 | Cambridge, MA 02142 T: (857) 242-5004 | Mary.Szela@aegerion.com
www.aegerion.com

Executive Assistant: Leona Merk | 857.242.5863 | Leona.Merk@aegerion.com

Links to the Articles Mentioned in the Letter:

Boston Globe: https://www.bostonglobe.com/business/2016/06/15/aegerion-pharmaceuticals-merge-with-canadian-drug-maker/ytuV1fWX5gt1BW99Yn4gmJ/story.html

Boston Business Journal: http://www.bizjournals.com/boston/blog/bioflash/2016/06/embattledcambridge-drugmaker-aegerion-to-merge.html

BioWorld Today: http://www.bioworld.com/content/retinal-attachment-merged-qlt-aegerion-eyeball-zuretinol-ultra-orphan-phase-iii-bid

BioCentury: http://www.biocentury.com/dailynews/company/2016-06-15/aegerion-qlt-merging

Scrip World Pharmaceutical News:https://scrip.pharmamedtechbi.com/SC065427/Better-Together-Aegerion-And-QLT-Merge-To-Solve-Problems

Genetic Engineering News: http://www.genengnews.com/gen-news-highlights/aegerion-pharmaceuticals-qlt-to-merge/81252832/

Xconomy: http://www.xconomy.com/boston/2016/06/15/struggling-aegerion-qlt-to-merge-change-name-to-novelion/

Market Watch: http://www.marketwatch.com/story/aegerion-and-qlt-announce-merger-plans-2016-06-15

Reuters: http://in.reuters.com/article/idINASC08U4K

Benzinga: http://www.benzinga.com/news/16/06/8113335/aegerion-and-qlt-agree-to-merge

Fierce Biotech: http://www.fiercebiotech.com/szela-steers-ailing-aegerion-into-qlt-merger-reboots-as-novelion

Globe and Mail: http://www.pressreader.com/canada/the-globe-and-mail-bc-edition/20160616/281943132167496

Vancouver Sun: http://www.pressreader.com/canada/the-vancouver-sun/20160616/282342564126149

Additional Information about the Proposed Transaction and Where to Find It

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus and no offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to the proposed business transaction between QLT and Aegerion.  In connection with the proposed transaction, QLT will file with the SEC a registration statement on Form S-4 that will include the joint proxy statement/circular of Aegerion and QLT that also includes a prospectus relating to shares of QLT common stock to be issued in connection with the proposed transaction. Aegerion and QLT will mail the joint proxy statement/circular to their respective shareholders in connection with the transaction. This communication is not a substitute for the registration statement, joint proxy statement/circular, prospectus or other documents that QLT and/or Aegerion may file with the SEC in connection with the proposed transaction. INVESTORS OF QLT AND AEGERION ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/CIRCULAR, PROSPECTUS AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QLT, AEGERION AND THE PROPOSED TRANSACTION. Aegerion shareholders will be able to obtain the registration statement, joint proxy statement/circular, and prospectus, as well as other filings containing information about Aegerion, QLT and the proposed transaction, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also on the SEDAR website maintained by the Canadian Securities Administrators (CSA) at www.sedar.com. Aegerion shareholders may also obtain these documents, free of charge, from Aegerion’s website (www. Aegerion.com) under “Investors—Financial Information—SEC Filings” or by directing a request to Aegerion’s Secretary at Aegerion Pharmaceuticals, Inc., One Main Street, Suite 800, Cambridge, MA 02142. QLT shareholders may also obtain these documents, free of charge, from QLT’s website at www.QLTinc.com under “Investors—Securities Filings—Proxy Circulars” or upon request directly to QLT to the attention of “QLT Investor Relations,” 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, V5T 4T5.

Participants in the Solicitation

The respective directors and executive officers of Aegerion and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Aegerion’s directors and executive officers is available or incorporated by reference in its Annual Report on Form 10-K filed with the SEC on March 15, 2016, and information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC and the CSA on February 25, 2016, as amended by its Annual Report on Form 10-K/A filed with the SEC and the CSA on April 29, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the registration statement, joint proxy statement/circular and other relevant materials to be filed with the SEC and the CSA.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements contained in this document may include, without limitation, statements regarding the proposed transaction between QLT and Aegerion, the timing and financial and strategic benefits thereof, expected impact of the transaction and private placement investment on the cash balance of Novelion following the merger, Novelion’s future strategy, plans and expectations after the merger, and the anticipated timing of clinical trials and approvals for, and the commercial potential of, its pipeline products.  Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to materially differ from those described in the forward-looking statements, including the failure to receive, on a timely basis or otherwise, the required approvals by Aegerion and QLT shareholders and government or regulatory agencies; the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Aegerion and QLT operations will be greater than expected; the ability to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes, including changes in tax laws or interpretations that could increase the QLT or Aegerion’s consolidated tax liabilities; and other risk factors relating to the biopharmaceutical industry, as detailed from time to time in each of Aegerion’s and QLT’s reports filed with the SEC and, in QLT’s case, the CSA. Investors should not place undue reliance on forward-looking statements. The forward-looking statements reflect management’s current knowledge, assumptions, beliefs, estimates, and expectations and express management’s current view of future performance, results, and trends. Such statements are made as of the date of this document, and except to the extent otherwise required by applicable law, we undertake no obligation to update such statements after this date. In addition to those risks described above, risks and uncertainties that could cause our actual results to materially differ from those described are discussed in our filings with the SEC (including those described in Item 1A of Aegerion’s and QLT’s Annual Reports on Form 10-K for the year ended December 31, 2015 and Aegerion’s and QLT’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2016, in each case under the heading “Risk Factors” and elsewhere in such filings).